SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______________ to _______________

Commission file number: 001-31225

EnPro Industries, Inc.
Retirement Savings Plan for Hourly Employees

5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)

EnPro Industries, Inc.

5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

EnPro Industries, Inc.

Retirement Savings Plan For Hourly Employees

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2004 and 2003	3

Notes to Financial Statements	4-7

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2004	8

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Retirement Savings Plans for Hourly Employees
and the EnPro Industries, Inc. Benefits Committee

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 17, 2005

EnPro Industries, Inc

Retirement Savings Plan For Hourly Employees

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investment in EnPro Industries, Inc. Retirement Savings Plan Master Trust, at fair value	$32,726,843	$30,742,642
Participant loans at contract value	2,699,387	2,308,170

Total investments	35,426,230	33,050,812

Contributions receivable
Participants	175,246	94,085
Employer	90,915	87,213

Total receivables	266,161	181,298

Accrued income and other	70,870	29,128

Assets available for benefits	35,763,261	33,261,238

Liabilities
Payables	31,367	20,468

Net assets available for benefits	$35,731,894	$33,240,770

The accompanying notes are an integral part of these financial statements.

EnPro Industries, Inc.

Retirement Savings Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004 and 2003

	2004	2003
Additions
Investment income
Investment appreciation from the EnPro Industries, Inc. Retirement Savings Plan Master Trust	$3,226,006	$6,197,353
Interest from participant loans	122,539	137,181

Contributions to the Plan from
Participants	2,911,542	2,995,301
Employer	1,062,313	1,051,219
Net transfers in	—	13,324

Total additions	7,322,404	10,394,378

Deductions
Benefits paid to participants	4,130,066	1,787,721
Administrative expenses	99,618	142,588
Net transfers out	601,596	—

Total deductions	4,831,280	1,930,309

Net increase	2,491,124	8,464,069

Net assets available for benefits
Beginning of year	33,240,770	24,776,701

End of year	$35,731,894	$33,240,770

The accompanying notes are an integral part of these financial statements.

EnPro Industries, Inc.

Retirement Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan

The EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees (the “Plan”) is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the Plan in no way replaces or alters the full, official Plan text which is the controlling document and which will govern any difference between this description and the Plan text.

General
EnPro Industries, Inc. (the “Company” or “EnPro”) established the Plan to provide employees with a systematic means of saving and investing for the future. Regular full-time, hourly employees of the Company as defined by the Plan document are eligible to enroll on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment.

Master Trust
The assets of the Plan are held in the EnPro Industries, Inc. Retirement Savings Plan Master Trust (the “Master Trust”). The Master Trust was established to hold the assets of the Plan and the assets of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees. Assets of the Plan are allocated to participant accounts based on specific contributions made by each participant and respective matches made by the Company. Investment income (loss) is credited to each account based on appreciation (depreciation) of specific assets held in each participant account.

Contributions
Contributions to support the Plan are made by participants and EnPro. Participants may contribute from 1% to 25% of their base pay by means of payroll deductions, subject to IRS limitations and other limitations specified in the Plan. Depending on the business unit, the Company matches either 50% or 100% of employee contributions of 3% to 6% of base pay per period.

Participants’ contributions are remitted by EnPro to the trustee at the end of each payroll cycle. Upon determination of participants’ contributions, EnPro contributions are made to the trustee in cash. The contributed cash is allocated to individual employee accounts and invested at their direction.

Vesting Participants are fully vested in all contributions, including earnings thereon.

EnPro Industries, Inc.

Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

Payment of Benefits
Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to the participant’s account in either a lump sum or, at the participant’s election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of the participant’s vested account in a lump-sum. Distributions made from the EnPro Stock Fund are made, at the option of the participant, in either cash or shares.

Participant Loans
Participants may borrow from their account balances with interest charged at a rate determined by the Company’s Benefits Committee, which remains in effect for the duration of the loan. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant’s account balance less any current outstanding loan balance. Participants may only take out one loan during any 12 month period and may only have two loans outstanding at any time.

Reclassification Certain reclassifications in the 2003 financial statements have been made to conform with the 2004 presentation.

2.	Summary of Significant Accounting Policies

Basis of Accounting The financial statements of the Plan are reported on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are held in the Master Trust, which is a master investment trust administered by the trustee. Participation units of the Master Trust are stated at the underlying fair value of the trust investments. The asset value of the EnPro Stock Fund is derived from the value of EnPro’s common stock. The loans to participants are valued at their outstanding balance, which approximates fair value.

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) is based on the value of investments at on the beginning of the Plan year or

EnPro Industries, Inc.

Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

at the time of purchase during the year as compared to such values at the end of the Plan year, and is included in the statements of changes in net assets available for benefits.

Contributions Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participant earnings.

Net Transfers
Transfers of applicable participant account balances in connection with the acquisition or divestiture of various business units of the Company are disclosed separately in the statements of changes in net assets available for benefits.

Payment of Benefits Benefits are recorded when paid. At December 31, 2004, there were no benefits processed and approved for payment, but not paid.

Expenses
Certain of the Plan’s administrative expenses are paid by the Company. Other expenses such as legal and accounting are paid from Plan assets and deducted from participant accounts in accordance with the Plan document.

Risks and Uncertainties
The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

4.	Master Trust

At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 22% and 23%, respectively.

EnPro Industries, Inc.

Retirement Savings Plan for Hourly Employees

Notes to Financial Statements (continued)

Administrative expenses are allocated to the individual plans based upon the Plan’s pro rata share of the market value of total commingled assets on the last day of the month.

Net assets of the Master Trust are as follows:

	2004	2003
Statements of net assets
Investments, at fair value
Common/collective trusts	$19,716,883	$18,281,414
Registered investment companies	110,928,361	92,325,041
Common stock	16,225,835	23,300,202
Accrued income	656,918	146,095
Payables	(829,360)	(36,541)

Net assets payable to participating plans	$146,698,637	$134,016,211

Investment gains, net, for the Master Trust are as follows:

	2004	2003
Investment gains, net
Interest and dividends	$426,372	$594,916
Net appreciation of common stock	4,760,267	10,386,937
Net appreciation of common/collective trusts	577,569	933,990
Net appreciation of registered investment companies	9,410,387	16,191,081

	$15,174,565	$28,106,924

5.	Transactions with Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by Mellon Bank (“Mellon”). Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

Supplemental Schedule

EnPro Industries, Inc.

Retirement Savings Plan for Hourly Employees

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b)	(c)	(d)	(e)
Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par, or Maturity Value	Cost	Value
*	Participant loans	Interest at 5% — 10.50% and with maturities through 2028	$—	$2,699,387

*	Denotes a party-in-interest to the Plan.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

	By:	ENPRO INDUSTRIES, INC., Plan Administrator

		By:	/s/ Richard C. Driscoll

Richard C. Driscoll Senior Vice President – Human Resources

Date: June 29, 2005

EXHIBIT INDEX

Exhibit No.	Document
23.1	Consent of PricewaterhouseCoopers LLP